UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 002-023311

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On August 17, 2025, Ascentage Pharma Group International issued a press release entitled, “Ascentage Pharma Announces Global Registrational Phase III Trial of Lisaftoclax for the First-Line Treatment of Patients with Myelodysplastic Syndrome Cleared by US FDA and EMA”. A copy of the press release is furnished as Exhibit 99.1 to this Report. In addition, on August 18, 2025, Ascentage Pharma Group International issued a voluntary announcement on the Hong Kong Stock Exchange entitled, “Global Registrational Phase III Study of Lisaftoclax for First-Line Treatment of HR-MDS Cleared by FDA and EMA”. A copy of the announcement is furnished as Exhibit 99.2 to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press release dated August 17, 2025
99.2	Voluntary Announcement dated August 18, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: August 18, 2025	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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